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Filed pursuant to Rule 424(b)(4)
Registration No. 333-108973

6,500,000 Shares
Common Stock

We are offering 6,500,000 shares of our common stock.

Our common stock is listed on the American Stock Exchange under the symbol "DMI." On October 22, 2003, the closing price for our common stock, as reported on the American Stock Exchange, was $5.86 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-5.

	Per Share	Total
Public offering price	$5.50	$35,750,000
Underwriting discount	$0.33	$2,145,000
Proceeds, before expenses, to us	$5.17	$33,605,000

We have granted the underwriters the right to purchase up to an additional 975,000 shares of common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC
CIBC World Markets
Punk, Ziegel & Company

The date of this prospectus supplement is October 22, 2003

Prospectus Supplement

Prospectus

        Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to "the company," "Depomed," "we," "us," "our," or similar references mean Depomed, Inc.

        This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about us and the shares of common stock we may offer from time to time under our shelf registration statement. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.

        We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy common stock, nor do this prospectus supplement and the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy common stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and any accompanying prospectus is delivered or common stock is sold on a later date.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights selected information about us and this offering. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the "Risk Factors," the financial statements and the other documents we refer to and incorporate by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. We incorporate by reference important business and financial information into the accompanying prospectus. See "Incorporation of Certain Information by Reference" on page 17 of the accompanying prospectus.

        We are an emerging specialty pharmaceutical company engaged in the development of pharmaceutical products based on our proprietary oral drug delivery technologies. We currently have two products in pivotal Phase III clinical trials and two products that have completed Phase I clinical trials and that we intend to advance into Phase II trials. Our primary oral drug delivery system is the patented Gastric Retention System, or the GR™ System. The GR System is a tablet designed to be retained in the stomach for an extended period of time while it delivers the incorporated drug or drugs on a continuous, controlled-release basis. By incorporation into the GR System, some drugs currently taken two or three times a day may be administered only once a day. We also have several products containing different drug compounds incorporated in the GR System in preclinical development. In January 2002, a patent on our GR System was issued, which expands the coverage of our technology for the controlled delivery of a broad range of drugs from a gastric retained polymer matrix tablet to maximize therapeutic benefits. Our intellectual property position includes six issued patents and fourteen patent applications pending in the United States.

        We develop proprietary products utilizing our technology internally, as well as products in collaboration with pharmaceutical and biotechnology companies. Regarding our collaborative programs, we apply our proprietary technology to the partner's compound and from these collaborations we generally expect to receive research and development funding, milestone payments, license fees and royalties. For our internal development programs, we apply our proprietary technology to existing drugs and typically fund development at least through Phase II clinical trials. Upon the completion of Phase II clinical trials, we evaluate, on a case-by-case basis, the feasibility of retaining marketing or co-marketing rights to our product candidates in the United States, taking into account such factors as the marketing and sales efforts required for each of the product candidates, the potential collaborative partners and the proposed terms of any such collaboration. When we license marketing rights to a collaborative partner, we generally expect the partner to fund the completion of the clinical trials and to pay us license fees, milestones and royalties on the product.

Metformin GR™

        We have internally developed a once-daily metformin product for Type II diabetes, Metformin GR, which is in pivotal Phase III clinical trials. In May 2002, we entered into an agreement with Biovail Laboratories granting Biovail an exclusive license in the United States and Canada to manufacture and market Metformin GR. The agreement provides for a $25.0 million milestone payment to us upon FDA approval and royalties on net sales of Metformin GR. Biovail has an option to reduce certain of the royalties for a one-time payment to us of $35.0 million. If we do not continue to fund development costs of Metformin GR, Biovail has the right to assume those expenses. In that event, our future payments from Biovail under the agreement would be materially reduced.

        In December 2002, our first Phase III clinical trial of Metformin GR was completed and in February 2003 we reported positive results for the trial. The trial compared Metformin GR with Bristol-Myers Squibb Company's immediate release metformin product marketed as Glucophage®. In the trial, Metformin GR showed clinically meaningful and statistically significant reductions in hemoglobin A1c and other measures of glycemic control. We expect the second Phase III clinical trial of Metformin GR to be completed in the first quarter of 2004. However, the earliest that we expect to be able to obtain FDA approval to market Metformin GR is in the first half of 2005, if at all.

Ciprofloxacin GR™

        In 2002, we completed a Phase II clinical trial with an internally developed once-daily formulation of the antibiotic drug ciprofloxacin, called Ciprofloxacin GR, for urinary tract infections. In June 2003, we initiated Phase III clinical trials for Ciprofloxacin GR. We expect the Phase III clinical trial of Ciprofloxacin GR to be completed in the first quarter of 2004. However, the earliest that we expect to be able to obtain FDA approval to market Ciprofloxacin GR is in the first half of 2005, if at all. We are seeking potential marketing or co-marketing partners for Ciprofloxacin GR.

Gabapentin GR™

        In September 2003, following the modifications of our joint venture arrangements with Elan Corporation, plc, Depomed Development, Ltd., or DDL, our consolidated subsidiary of which we own 80.1%, granted us an exclusive license to Gabapentin GR, a product candidate we initially licensed to DDL in connection with our joint venture with Elan and certain of its affiliates ("Elan"). Gabapentin is marketed by Pfizer Inc. for adjunctive therapy for epileptic seizures and postherpetic pain under the label Neurontin®. DDL successfully completed Phase I clinical trials on Gabapentin GR in the first quarter of 2002. We expect to initiate a Phase II clinical trial on Gabapentin GR in 2004 for an indication to be determined.

Furosemide GR™

        In 2002, we successfully completed a Phase I clinical trial of Furosemide GR. Furosemide is a widely prescribed diuretic marketed as an immediate release formulation, which is sold by Aventis as Lasix® and by several other pharmaceutical companies as a generic. We expect to begin Phase II clinical trials with Furosemide GR in the fourth quarter of 2003.

Other Research and Development Activities

        In October 2002, we signed an agreement with ActivBiotics, Inc. to conduct feasibility studies to develop a controlled-release oral tablet to deliver ActivBiotics' broad-spectrum antibiotic, Rifalazil, to the stomach and upper gastrointestinal tract. The target indication is the eradication of H. pylori, the causative agent of most cases of peptic ulcers. Under the agreement, ActivBiotics funds our research and development expenses related to the feasibility studies with Rifalazil and has an option to acquire an exclusive license to Rifalizil in combination with the GR System.

        In addition, we are developing other product candidates expected to benefit from incorporation into our drug delivery system. For example, we are collaborating with AVI BioPharma, Inc. on a project to develop the GR System for the delivery of large molecules. We have also completed preclinical studies of a combination product comprising our Metformin GR once-daily formulation of metformin with a once-daily sulfonylurea for Type II diabetes. Under our agreement with Biovail, Biovail has an exclusive option to license this product from us. We expect that Phase I clinical trials for this product will commence only if we enter into a development and licensing agreement with Biovail or another third party.

        Although we expect Phase III clinical trials for Metformin GR and Ciprofloxacin GR to be concluded in the first quarter of 2004, we believe that our research and development expenses will remain relatively flat or increase during 2004 due to anticipated increased expenditures on clinical trials and research and development for our other product candidates. As of September 30, 2003, our capital resources consisted of approximately $15.1 million in cash, cash equivalents and marketable securities. We anticipate that our existing capital resources, together with the net proceeds from this offering, will permit us to meet our capital and operational requirements through at least the next 24 months.

THE OFFERING

Common stock offered by us	6,500,000 shares
Common stock to be outstanding after this offering	32,438,591 shares
Use of proceeds
We intend to use the proceeds of this offering primarily for clinical trials, research and development expenses, marketing and sales expenses, general and administrative expenses and for potential acquisitions of, or investments in, complementary businesses, products and technologies. See "Use of Proceeds" on page S-9.
American Stock Exchange symbol	DMI

        The information above is based on 25,938,591 shares of common stock outstanding as of September 30, 2003. It does not include the following shares of common stock as of September 30, 2003:

  •
  3,382,841 shares of common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $3.82 per share;

  •
  1,133,799 shares of common stock reserved for future awards under our 1995 Stock Option Plan;

  •
  4,748,178 shares of common stock issuable upon the exercise of warrants outstanding with a weighted average exercise price of $2.92 per share;

  •
  1,453,391 shares of common stock issuable upon conversion of all of our Series A preferred stock and accrued dividends thereon;

  •
  1,014,773 shares of common stock issuable upon conversion of a convertible promissory note and accrued interest thereon; and

  •
  up to 1,713,812 shares of common stock issuable at an exercise price of $6.30 per share pursuant to the option held by Biovail under our May 2002 stock purchase agreement and, assuming the completion of this offering, up to an additional 1,625,000 shares of common stock issuable upon exercise of such option.

        Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option to purchase up to 975,000 shares of common stock.

        Our address is 1360 O'Brien Drive, Menlo Park, California 94025, and our telephone number is (650) 462-5900.

SUMMARY FINANCIAL DATA

        We derived the following information from our audited financial statements for the years ended December 31, 2000 through 2002, and from our unaudited interim financial statements as of June 30, 2003 and for the six months ended June 30, 2002 and 2003. In the opinion of our management, our unaudited interim financial statements include all adjustments, consisting only of normal and recurring adjustments, considered necessary for a fair presentation of the financial information.

        Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003 or any future periods. The following information is only a summary and should be read in conjunction with our financial statements and related notes incorporated by reference in the accompanying prospectus, and our historical financial statements and related notes contained in our annual reports, quarterly reports and other information on file with the Securities and Exchange Commission, or the SEC. For more details on how you can obtain our SEC reports and other information, you should read the section of this prospectus supplement entitled "Where You Can Find More Information."

        The pro forma balance sheet data below gives effect to the reclassification of 12,015 shares of our Series A preferred stock into shareholders' equity pursuant to an agreement we entered into with Elan in September 2003 as if such shares had been included in shareholders' equity as of June 30, 2003. Among other things, this agreement resulted in the elimination of the exchange right of our Series A preferred stock, which in turn resulted in the reclassification of these shares into shareholders' equity.

        The pro forma, as adjusted balance sheet data below gives effect to the reclassification of our Series A preferred stock into shareholders' equity and to the sale of our common stock in this offering at an offering price of $5.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
	(Restated)	(Restated)
Statement of Operations Data:
Revenue	$1,776,218	$3,673,326	$1,661,186	$1,232,284	$505,626
Operating expenses	9,514,415	17,994,753	30,088,624	11,486,677	13,669,533

Loss from operations	(7,738,197)	(14,321,427)	(28,427,438)	(10,254,393)	(13,163,907)

Equity in loss of joint venture (restated)(1)	(14,202,627)	(3,173,409)	(2,435,667)	(2,007,374)	(5,359)
Gain from Bristol-Myers legal settlement	—	—	18,000,000	—	—

Net loss (restated)(1)(2)	$(21,717,870)	$(17,600,039)	$(13,494,565)	$(12,554,008)	$(13,470,367)

Basic and diluted net loss per share (restated)(1)(2)(3)	$(2.96)	$(1.72)	$(0.92)	$(0.97)	$(0.67)

Shares used in computing basic and diluted net loss per share	7,329,876	10,220,223	14,642,745	12,920,243	20,092,651
	As of June 30, 2003
	Actual	Pro Forma	Pro Forma, As Adjusted
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$22,433,764	$22,433,764	$55,713,764
Total assets	25,575,452	25,575,452	58,855,452
Long-term obligations, less current portion	9,209,682	9,209,682	9,209,682
Series A convertible exchangeable preferred stock	12,015,000	—	—
Series A convertible preferred stock	—	12,015,000	12,015,000
Deficit accumulated during the development stage	(76,566,257)	(76,566,257)	(76,566,257)
Total shareholders' (deficit) equity	(1,156,403)	10,858,597	44,138,597

(1)
Equity in net loss of joint venture has been restated to record $12,015,000, originally expensed in the year ended December 31, 1999, to the year ended December 31, 2000.

(2)
Net loss and net loss per share decreased in 2002 due to an $18.0 million payment we received in December 2002 from Bristol-Myers related to the settlement of the patent infringement lawsuit we filed against Bristol-Myers in January 2002.

(3)
The net loss per common share for 2000 and 2001 has been restated to eliminate the 7% dividend previously accrued on the Series A preferred stock.

RISK FACTORS

        Investment in our common stock involves a high degree of risk. In addition to the risks described below, you should carefully consider the specific factors set forth under the caption "Risk Factors" in the accompanying prospectus beginning on page 5, together with all of the information appearing in this prospectus supplement and incorporated by reference into this prospectus supplement and the accompanying prospectus, before making a decision to purchase our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

Risks Related to this Offering

You will experience immediate dilution in the book value per share of the common stock you purchase.

        Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the pro forma net tangible book value of the common stock you purchase in this offering. Pro forma net tangible book value per share assumes the effect of the reclassification of our Series A preferred stock into shareholders' equity as of June 30, 2003. Based on an offering price of $5.50 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $4.13 per share in the pro forma net tangible book value of the common stock. See "Dilution" below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

Our stock price is highly volatile and you may not be able to resell your shares at or above the price you pay for them.

        The market price of our common stock has been, and is likely to continue to be, highly volatile. The following factors, among others, could have a significant impact on the market price of our common stock:

  •
  the factors listed in the accompanying prospectus under "Risk Factors—Our quarterly operating results may fluctuate and affect our stock price;"

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  announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

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  public concern as to the safety of new technologies;

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  general economic conditions;

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  unfavorable announcements by us or favorable announcements by our competitors;

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  comments made by analysts, including changes in, or failure to achieve, financial estimates made by securities analysts;

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  future sales of equity or debt securities by us; and

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  sales of our common stock by our directors, officers or significant shareholders.

        In addition, the stock market in general, the American Stock Exchange and the market for biotechnology and pharmaceutical stocks in particular, have experienced significant price and volume fluctuations. Volatility in the market price for particular companies has often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors might seriously harm the market price of our common stock, regardless of our operating performance. In addition, securities class action litigation has often been initiated following periods of volatility in the market price of a company's securities. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management's attention and resources.

Existing shareholders have significant influence over us.

        Our executive officers, directors and current five percent shareholders own, in the aggregate, approximately 56.4% of our outstanding common stock and after the offering will own 45.1% of our outstanding common stock. As a result, these shareholders will be able to exercise substantial influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change in control of our company and will make some transactions difficult or impossible to accomplish without the support of these shareholders.

        For so long as MDS Capital Corp. or any of its affiliates (collectively, "MDS"), any investment funds to which MDS provides investment or advisory services or any affiliate of such investment fund (collectively, "MDS parties"), beneficially own at least 25% of the aggregate number of shares of our common stock purchased by the MDS parties in our April 2003 private placement, the MDS parties then holding such common stock or warrants purchased in the private placement will have the right to designate one nominee to be elected to our board of directors. In addition, for so long as the other investors in the private placement and the MDS parties beneficially own at least 25% (on a combined basis) of the aggregate number of shares of our common stock purchased in the private placement, Depomed and the MDS parties then holding such common stock or warrants purchased in the private placement will have the right to jointly designate an additional nominee to be elected to our board of directors.

        In addition, Biovail has an option, which expires on July 9, 2005, to purchase additional shares of our common stock that would give Biovail an ownership interest of up to 20% of our issued and outstanding common stock. If upon the exercise of the option, and at subsequent annual meetings of shareholders, Biovail and its subsidiaries own at least 20% of our issued and outstanding common stock, Biovail will be entitled to designate one or more nominees to be elected to our board of directors. The number of nominees Biovail will be entitled to designate will depend on the total number of directors then serving on our board of directors and the percentage of our issued and outstanding common stock then held by Biovail and its subsidiaries.

        Because of these rights and ownership, our officers, directors and principal shareholders will be able to significantly influence the election of directors and the approval of significant corporate transactions.

Provisions in our charter documents and under California law could prevent or delay a change of control, which could reduce the market price of our common stock.

        Certain provisions of our articles of incorporation, as amended, our bylaws, as amended, and the California General Corporation Law may be deemed to have an anti-takeover effect and could discourage a third party from acquiring, or make it more difficult for a third party to acquire, control of us without approval of our board of directors. In addition, under California General Corporation Law, in certain acquisition transactions, the holders of our Series A preferred stock are entitled to a class vote, which indirectly gives such holders the ability to veto certain transactions.

        The provisions described above and provisions of the California General Corporation Law may discourage, delay or prevent a third party from acquiring us. These provisions could also limit the price that certain investors might be willing to pay in the future for shares of our common stock.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

        We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our market value or make us profitable.

The subordination of our common stock to our preferred stock could harm common shareholders.

        Our common stock is expressly subordinate to our Series A preferred stock in the event of our liquidation, dissolution or winding up. If we were to cease operations and liquidate our assets, we would first be required to pay the holders of our Series A preferred stock their liquidation preference, which as of June 30, 2003 was approximately $15.2 million in the aggregate. As a result, there may not be any remaining value available for distribution to the holders of common stock after providing for the Series A preferred stock liquidation preference.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, those relating to:

  •
  results and timing of our clinical trials, including the results of the Metformin GR and Ciprofloxacin GR trials and publication of those results;

  •
  our expectations regarding obtaining FDA approval to market our products;

  •
  our intent to continue investing in our technologies, the GR System and our facilities;

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  our ability to obtain a marketing partner for Ciprofloxacin GR or our other products;

  •
  our expectations regarding the level of our future research and development expenses;

  •
  our plans to retain marketing or co-marketing rights to certain of our product candidates;

  •
  our plans or ability to develop other product candidates; and

  •
  our expectations to receive research and development funding, payments, fees and royalties through our collaborations.

        Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in the "Risk Factors" section of the accompanying prospectus and elsewhere in this prospectus supplement and in the accompanying prospectus. We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

USE OF PROCEEDS

        We estimate that the net proceeds we will receive from this offering will be approximately $33.3 million ($38.3 million if the underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and commissions and estimated offering expenses. We will retain broad discretion over the use of the net proceeds from the sale of our common stock offered hereby. We currently anticipate using the net proceeds from the sale of our common stock hereby primarily for:

  •
  clinical trials;

  •
  research and development expenses;

  •
  marketing and sales expenses; and

  •
  general and administrative expenses.

        The amounts and timing of the expenditures may vary significantly depending on numerous factors, such as the progress of our research and development efforts, technological advances and the competitive environment for our products. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. Although we have no specific arrangements with respect to acquisitions, we evaluate acquisition opportunities and engage in related discussions from time to time.

        Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2003:

  •
  on an actual basis;

  •
  on a pro forma basis, to give effect to the reclassification of 12,015 shares of our Series A preferred stock into shareholders' equity, pursuant to the September 2003 termination of the exchange right on this stock, as if such stock had been included in shareholders' equity on June 30, 2003; and

  •
  on a pro forma, as adjusted basis, to give effect to the reclassification of our Series A preferred stock into shareholders' equity and to give effect to the sale of 6,500,000 shares of common stock offered by us in this offering, at a public offering price of $5.50 per share in this offering and after deducting the underwriters' discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2003
	Actual	Pro Forma	Pro Forma, As Adjusted
Cash, cash equivalents and marketable securities	$22,433,764	$22,433,764	$55,713,764

Long-term debt, non-current portion	$9,209,682	$9,209,682	$9,209,682
Preferred stock, no par value; 5,000,000 shares authorized; Series A convertible exchangeable preferred stock issued and outstanding: 12,015 shares—Actual; none—Pro Forma and Pro Forma, As Adjusted	12,015,000	—	—
Shareholders' (deficit) equity:
Preferred stock, no par value; 5,000,000 shares authorized; Series A convertible preferred stock issued and outstanding: none—Actual; 12,015 shares—Pro Forma and Pro Forma, As Adjusted	—	12,015,000	12,015,000
Common stock, no par value; 100,000,000 shares authorized; shares issued and outstanding: 25,719,825 shares—Actual and Pro Forma; 32,219,825 shares—Pro Forma, As Adjusted	76,390,458	76,390,458	109,670,458
Deferred compensation	(990,765)	(990,765)	(990,765)
Deficit accumulated during the development stage	(76,566,257)	(76,566,257)	(76,566,257)
Accumulated other comprehensive income	10,161	10,161	10,161

Total shareholders' (deficit) equity	$(1,156,403)	$10,858,597	$44,138,597

Total capitalization	$20,068,279	$20,068,279	$53,348,279

Information in the table above excludes the following shares of common stock as of June 30, 2003:

  •
  3,348,261 shares of common stock issuable upon the exercise of options outstanding with a weighted average exercise price of $3.77 per share;

  •
  1,193,695 shares available for future issuance under our 1995 Stock Option Plan;

  •
  5,059,374 shares of common stock issuable upon the exercise of warrants outstanding with a weighted average exercise price of $3.02 per share;

  •
  1,428,286 shares of common stock issuable upon conversion of all of our Series A preferred stock and accrued dividends thereon;

  •
  992,823 shares of common stock issuable upon conversion of a convertible promissory note and accrued interest thereon; and

  •
  2,481,079 shares of common stock issuable at a weighted average exercise price of $5.71 per share pursuant to the options held by Biovail under our May 2002 stock purchase agreement.

DILUTION

        Our pro forma net tangible book value as of June 30, 2003 was approximately $10.9 million, or $0.42 per share of common stock, and gives effect to the reclassification of our Series A preferred stock as if it had been included in shareholders' equity on June 30, 2003. Pro forma net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding. After giving effect to the sale by us of the 6,500,000 shares of common stock offered in this offering, at a public offering price of $5.50 per share and after deducting the underwriters' discounts and commissions and estimated offering expenses payable by us, our pro forma, as adjusted net tangible book value as of June 30, 2003 would have been $44.1 million, or $1.37 per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $0.95 per share to our existing shareholders and an immediate and substantial dilution in pro forma net tangible book value of $4.13 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share		$5.50
Pro forma net tangible book value per share as of June 30, 2003	$0.42
Increase per share attributable to new investors	0.95
Pro forma, as adjusted net tangible book value per share after this offering		1.37

Dilution per share to new investors		$4.13

Information in the table above excludes the following shares of common stock as of June 30, 2003:

  •
  3,348,261 shares of common stock issuable upon the exercise of options outstanding with a weighted average exercise price of $3.77 per share;

  •
  1,193,695 shares available for future issuance under our 1995 Stock Option Plan;

  •
  5,059,374 shares of common stock issuable upon the exercise of warrants outstanding with a weighted average exercise price of $3.02 per share;

  •
  1,428,286 shares of common stock issuable upon conversion of all of our Series A preferred stock and accrued dividends thereon;

  •
  992,823 shares of common stock issuable upon conversion of a convertible promissory note and accrued interest thereon; and

  •
  2,481,079 shares of common stock issuable at a weighted average exercise price of $5.71 per share pursuant to the options held by Biovail under our May 2002 stock purchase agreement.

MANAGEMENT

        The following is biographical information for our officers and members of our board of directors:

Name	Age	Position
Executive Officers
John W. Fara, Ph.D.	61	Chairman, President and Chief Executive Officer
Bret Berner, Ph.D.	51	Vice President, Product Development
John F. Hamilton	59	Vice President, Finance and Chief Financial Officer
John N. Shell	50	Vice President, Operations and Director
Other Officers
Daniel M. Dye	56	Vice President, Quality Systems
Thadd M. Vargas	38	Vice President, Business Development
Directors
G. Steven Burrill	59	Director
Michael J. Callaghan	50	Director
John W. Shell, Ph.D.	78	Director
Julian N. Stern	79	Director
W. Leigh Thompson, M.D., Ph.D.	65	Director

        John W. Fara, Ph.D., has served as a member of our board of directors since November 1995 and as our President and Chief Executive Officer since December 1996. In April 2000, he became Chairman of our board of directors, succeeding Dr. John W. Shell, the founder of our company. From February 1990 to June 1996 Dr. Fara was President and Chief Executive Officer of Anergen, Inc., a biotechnology company. Prior to February 1990 he was President of Prototek, Inc., a biotechnology company. Prior to Prototek, he was Director of Biomedical Research and then Vice President of Business Development during ten years with ALZA. Dr. Fara received a B.S. from the University of Wisconsin and a Ph.D. degree from the University of California, Los Angeles. He is also a member of the board of directors of AVI BioPharma, Inc. and Iomed, Inc.

        Bret Berner, Ph.D., has served as our Vice President, Product Development since December 1998. Before joining us, Dr. Berner served as Vice President of Development at Cygnus, Inc. for four years, where he was responsible for formulation, analytical chemistry, toxicology, project management and new drug delivery technology. From 1984 through 1994, Dr. Berner acted as the director of Basic Pharmaceutics Research at Ciba-Geigy. Prior to 1984, he also held the position of staff scientist at The Procter & Gamble Company. Dr. Berner holds 18 patents and has authored more than 70 publications, including the editorship of two books on controlled drug delivery. He received his B.A. degree from the University of Rochester and a Ph.D. degree from the University of California, Los Angeles.

        John F. Hamilton has served as our Vice President of Finance and Chief Financial Officer since January 1997. Prior to joining us, Mr. Hamilton was Vice President and Chief Financial Officer of Glyko, Inc. and Glyko Biomedical Ltd., a carbohydrate instrument and reagents company from May 1992 to September 1996. Previously he was President and Chief Financial Officer of Protos Corporation, a drug design subsidiary of Chiron Corporation, from June 1988 to May 1992 and held various positions with Chiron Corporation, including Treasurer, from September 1987 to May 1992. Mr. Hamilton received a B.A. degree from the University of Pennsylvania and an M.B.A. degree from the University of Chicago.

        John N. Shell has served as a member of our board of directors since our inception in August 1995 and served as our Director of Operations until December 1996, when he was named Vice President, Operations. From May 1994 to August 1995, Mr. Shell served in a similar capacity at the DepoMed Division of M6. Prior to 1994, Mr. Shell served as Materials Manager for Ebara International

Corporation, a multi-national semiconductor equipment manufacturer, and as Materials Manager for ILC Technology, an electro-optics and electronics manufacturer. Mr. Shell received his B.A. degree from the University of California, Berkeley.

        Daniel M. Dye has served as our Vice President of Quality Systems since December 2002 after serving as our Director of Analytical Chemistry since 1998. Mr. Dye has held scientific management positions in several pharmaceutical companies, most recently Scios, Inc., Centaur Pharmaceutical, Inc. and, for 17 years, ALZA Corporation. Mr. Dye holds a B.A. degree in Chemistry from San Jose State University and an M.S. degree in Biochemistry from the University of California at Davis.

        Thadd M. Vargas has served as our Vice President of Business Development since December 2002. Before joining the company, Mr. Vargas was Vice President of Finance at Worldres.com, Inc., Director of Finance at Kosan Biosciences, Inc. and Director of Business Development at Anergen, Inc. Prior to Anergen, Mr. Vargas was a member of Ernst & Young's life sciences audit practice. Mr. Vargas holds a B.A. degree in Business Economics from the University of California at Santa Barbara.

        G. Steven Burrill has served as a member of our board of directors since August 1997. He founded and has been Chief Executive Officer of Burrill & Company, a life sciences merchant bank, since 1997. Mr. Burrill served in the same capacity at Burrill & Company's predecessor firm, Burrill & Craves, between 1994 and 1997. Prior to starting Burrill & Craves, Mr. Burrill spent 28 years with Ernst & Young LLP, as Partner and as International Chairman of the firm's Manufacturing/High Technology Industry Practice. Mr. Burrill is also a director of Paradigm Genetics, Inc., Third Wave Technologies, Inc. and several private companies.

        Michael J. Callaghan has served as a member of our board of directors since April 2003. Mr. Callaghan is Managing Director, Private Equity of MDS Capital Corp. Prior to joining MDS Capital Corp. in 1992, he was active in several general management positions. Mr. Callaghan began his career with Ernst & Young, where he became a Chartered Accountant. Mr. Callaghan also serves as a director of Ciphergen Biosystems, Inc., Systems Xcellence, Inc. and several private companies.

        John W. Shell, Ph.D., is the founder of the company and served as the Chairman of our board of directors from our inception in August 1995 to April 2000, when he retired as our Chairman and Chief Scientific Officer. Dr. Shell served as our President and Chief Executive Officer from 1995 to 1996. Prior to founding Depomed, Dr. Shell served as Vice President of Research at Johnson & Johnson's IOLAB division. His experience also includes eight years as a Senior Research Scientist at the Upjohn Company, six years as Director of Research for Allergan Pharmaceuticals, and 15 years with ALZA, dating from its founding in 1968. At ALZA he held positions as Vice President of the pharmaceutical division and Vice President of Business Development.

        Julian N. Stern has served as a member of our board of directors since April 2001. Mr. Stern has served as our Secretary since its founding. He is the sole shareholder of a professional corporation that was formerly a partner of the predecessor of the law firm of Heller Ehrman White & McAuliffe LLP. Mr. Stern also serves as a director of several private companies.

        W. Leigh Thompson, M.D., Ph.D., has served as a member of our board of directors since January 1998. In 1995, he founded Profound Quality Resources, Ltd., a private healthcare consulting firm, of which he serves as President and Chief Executive Officer. From 1982 to 1994, he worked at Eli Lilly and Company, where he held the positions of Executive Vice President of Lilly Research Laboratories and Chief Scientific Officer. Dr. Thompson also serves as a director of Bioanalytical Systems, Inc., Guilford Pharmaceuticals, Inc., Inspire Pharmaceuticals, Inc., La Jolla Pharmaceutical Company, Medarex Inc., Sontra Medical Corporation and several private companies.

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UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC	3,250,000
CIBC World Markets Corp.	2,275,000
Punk, Ziegel & Company, L.P.	975,000

Total	6,500,000

        The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

        The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

        Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about October 28, 2003.

Over-Allotment Option

        We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 975,000 additional shares of our common stock from us at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $0.198 per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. (the "NASD"). The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $0.10 per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to other conditions, including the right to reject orders in whole or in part. In addition, the maximum commission or discount to be received by any NASD member or independent broker-dealer will not be greater than 8% of the proceeds from the sale of shares being offered hereby.

        The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

	Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$5.50	$35,750,000	$41,112,500
Underwriting discount	0.33	2,145,000	2,466,750
Proceeds, before expenses, to us	5.17	33,605,000	38,645,750

Indemnification of Underwriters

        We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

        The underwriters will require all of our directors and officers to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock, subject to certain exceptions, without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of this prospectus.

        We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering and the shares of common stock issuable upon exercise of outstanding options on the date of this prospectus.

American Stock Exchange Listing

        Our common stock is listed on the American Stock Exchange under the symbol "DMI."

Short Sales, Stabilizing Transactions and Penalty Bids

        In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

        Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

        Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

        The transactions above may occur on the American Stock Exchange or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon by Heller Ehrman White & McAuliffe LLP, San Diego, California. Julian N. Stern, the sole shareholder of a professional corporation which was a partner of a predecessor of Heller Ehrman White & McAuliffe LLP, is a director and Secretary of the company. Mr. Stern beneficially owns 127,083 shares of our common stock. Other attorneys at Heller Ehrman White & McAuliffe LLP involved in the representation of the company beneficially own 6,500 shares of our common stock. Morrison & Foerster LLP, Irvine, California, will pass upon certain legal matters in connection with this offering for the underwriters.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. You may also read and copy, at prescribed rates, any document we file with the Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Securities and Exchange Commission's Public Reference Room.

$60,000,000
Common Stock

The shares of common stock of Depomed, Inc. covered by this prospectus may be offered and sold to the public from time to time in one or more issuances.

Our common stock is listed on the American Stock Exchange under the symbol "DMI." On October 22, 2003, the closing price for our common stock, as reported on the American Stock Exchange, was $5.86 per share.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. This prospectus provides you with a general description of the shares that we may offer in one of more offerings. Each time we offer shares, we will provide a supplement to this prospectus that will contain more specific information about the terms of that offering. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. This prospectus may not be used to sell any of our common stock unless accompanied by a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" before you make your investment decision.

The aggregate offering price of all common stock sold under this prospectus will not exceed $60,000,000.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.
THE PROSPECTUS SUPPLEMENT WILL CONTAIN ADDITIONAL RISK FACTORS.

We may sell shares to or through underwriters or dealers, through agents, or directly to investors.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 22, 2003

ABOUT THIS PROSPECTUS

        We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy common stock, nor do this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy common stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or common stock is sold on a later date.

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf registration process, we may, from time to time, issue and sell to the public any part of the shares described in this prospectus in one or more offerings up to a total dollar amount of $60,000,000.

        This prospectus provides you with a general description of the common stock we may offer. Each time we sell the common stock, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update or change information in this prospectus or in documents incorporated by reference in this prospectus. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus or in documents incorporated by reference in this prospectus, the statements made or incorporated by reference in this prospectus will be deemed modified or superseded by those made in the prospectus supplement. You should carefully read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information" before buying any common stock in this offering.

        The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the common stock offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

        Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to "the company," "Depomed," "we," "us," "our," or similar references mean Depomed, Inc.

ABOUT DEPOMED

        We are an emerging specialty pharmaceutical company engaged in the development of pharmaceutical products based on our proprietary oral drug delivery technologies. We currently have two products in pivotal Phase III clinical trials and two products that have completed Phase I clinical trials and that we intend to advance into Phase II trials. Our primary oral drug delivery system is the patented Gastric Retention System, or the GR™ System. The GR System is a tablet designed to be retained in the stomach for an extended period of time while it delivers the incorporated drug or drugs on a continuous, controlled-release basis. By incorporation into the GR System, some drugs currently taken two or three times a day may be administered only once a day. We also have several products containing different drug compounds incorporated in the GR System in preclinical development. In January 2002, a patent on our GR System was issued, which expands the coverage of our technology for the controlled delivery of a broad range of drugs from a gastric retained polymer matrix tablet to maximize therapeutic benefits. Our intellectual property position includes six issued patents and fourteen patent applications pending in the United States.

        We develop proprietary products utilizing our technology internally, as well as products in collaboration with pharmaceutical and biotechnology companies. Regarding our collaborative programs, we apply our proprietary technology to the partner's compound and from these collaborations we generally expect to receive research and development funding, milestone payments, license fees and royalties. For our internal development programs, we apply our proprietary technology to existing drugs and typically fund development at least through Phase II clinical trials. Upon the completion of Phase II clinical trials, we evaluate, on a case-by-case basis, the feasibility of retaining marketing or co-marketing rights to our product candidates in the United States, taking into account such factors as the marketing and sales efforts required for each of the product candidates, the potential collaborative partners and the proposed terms of any such collaboration. When we license marketing rights to a collaborative partner, we generally expect the partner to fund the completion of the clinical trials and to pay us license fees, milestones and royalties on the product.

Metformin GR™

        We have internally developed a once-daily metformin product for Type II diabetes, Metformin GR, which is in pivotal Phase III clinical trials. In May 2002, we entered into an agreement with Biovail Laboratories granting Biovail an exclusive license in the United States and Canada to manufacture and market Metformin GR. The agreement provides for a $25.0 million milestone payment to us upon FDA approval and royalties on net sales of Metformin GR. Biovail has an option to reduce certain of the royalties for a one-time payment to us of $35.0 million. If we do not continue to fund development costs of Metformin GR, Biovail has the right to assume those expenses. In that event, our future payments from Biovail under the agreement would be materially reduced.

        In December 2002, our first Phase III clinical trial of Metformin GR was completed and in February 2003 we reported positive results for the trial. The trial compared Metformin GR with Bristol-Myers Squibb Company's immediate release metformin product marketed as Glucophage®. In the trial, Metformin GR showed clinically meaningful and statistically significant reductions in hemoglobin A1c and other measures of glycemic control. We expect the second Phase III clinical trial of Metformin GR to be completed in the first quarter of 2004. However, the earliest that we expect to be able to obtain FDA approval to market Metformin GR is in the first half of 2005, if at all.

Ciprofloxacin GR™

        In 2002, we completed a Phase II clinical trial with an internally developed once-daily formulation of the antibiotic drug ciprofloxacin, called Ciprofloxacin GR, for urinary tract infections. In June 2003, we initiated Phase III clinical trials for Ciprofloxacin GR. However, the earliest that we expect to be able to obtain FDA approval to market Ciprofloxacin GR is in the first half of 2005, if at all. We expect the Phase III clinical trial of Ciprofloxacin GR to be completed in the first quarter of 2004. We are seeking potential marketing or co-marketing partners for Ciprofloxacin GR.

Gabapentin GR™

        In September 2003, following the modifications of our joint venture arrangements with Elan Corporation, plc, Depomed Development, Ltd., or DDL, our consolidated subsidiary of which we own 80.1%, granted us an exclusive license to Gabapentin GR, a product candidate we initially licensed to DDL in connection with our joint venture with Elan and certain of its affiliates ("Elan"). Gabapentin is marketed by Pfizer Inc. for adjunctive therapy for epileptic seizures and postherpetic pain under the label Neurontin®. DDL successfully completed Phase I clinical trials on Gabapentin GR in the first quarter of 2002. We expect to initiate a Phase II clinical trial on Gabapentin GR in 2004 for an indication to be determined.

Furosemide GR™

        In 2002, we successfully completed a Phase I clinical trial of Furosemide GR. Furosemide is a widely prescribed diuretic marketed as an immediate release formulation, which is sold by Aventis as Lasix® and by several other pharmaceutical companies as a generic. We expect to begin Phase II clinical trials with Furosemide GR in the fourth quarter of 2003.

Other Research and Development Activities

        In October 2002, we signed an agreement with ActivBiotics, Inc. to conduct feasibility studies to develop a controlled-release oral tablet to deliver ActivBiotics' broad-spectrum antibiotic, Rifalazil, to the stomach and upper gastrointestinal tract. The target indication is the eradication of H. pylori, the causative agent of most cases of peptic ulcers. Under the agreement, ActivBiotics funds our research and development expenses related to the feasibility studies with Rifalazil and has an option to acquire an exclusive license to Rifalizil in combination with the GR System.

        In addition, we are developing other product candidates expected to benefit from incorporation into our drug delivery system. For example, we are collaborating with AVI BioPharma, Inc. on a project to develop the GR System for the delivery of large molecules. We have also completed preclinical studies of a combination product comprising our Metformin GR once-daily formulation of metformin with a once-daily sulfonylurea for Type II diabetes. Under our agreement with Biovail, Biovail has an exclusive option to license this product from us. We expect that Phase I clinical trials for this product will commence only if we enter into a development and licensing agreement with Biovail or another third party.

        Although we expect Phase III clinical trials for Metformin GR and Ciprofloxacin GR to be concluded in the first quarter of 2004, we believe that our research and development expenses will remain relatively flat or increase during 2004 due to anticipated increased expenditures on clinical trials and research and development for our other product candidates.

Manufacturing Capabilities

        In May 2003, we received a State of California Drug Manufacturing License for our pharmaceutical laboratories and manufacturing facilities. The license allows us to manufacture clinical supplies of our product candidates for our Phase I and Phase II clinical trials, as well as to provide quality control and quality assurance testing in our laboratories for our Phase I through Phase III clinical supplies. We intend to employ contract manufacturers for any commercial-scale manufacturing of our products.

Relationship with Elan

        In January 2000, we formed DDL as a joint venture with Elan to develop products using drug delivery technologies and expertise of both Elan and Depomed. DDL was owned 80.1% by us and 19.9% by a subsidiary of Elan. In September 2003, we amended or terminated the contracts governing the operation of DDL. The modifications to the joint venture arrangements included among other things, the termination of Elan's participation in the management and the board of directors of DDL, the termination of Elan's license of certain of its technologies to the joint venture and the cancellation of Elan's right to exchange the Series A preferred shares we issued to Elan in January 2000 for an additional 30.1% equity interest in DDL. As a result of the elimination of this exchange right, our Series A preferred stock will be reclassified as permanent shareholders' equity and our balance sheet for the quarter ending September 30, 2003 will show an increase in total shareholders' equity by $12,015,000 and an equivalent decrease in long-term liabilities. We continue to own 80.1% of DDL, with the remaining 19.9% held by a subsidiary of Elan. Following the termination of Elan's participation in the management and the board of directors of DDL, DDL's five member board of directors was reconstituted to include three of our executive officers, one of whom serves on our board of directors. We do not expect DDL to perform any further product development.

Other Information

        Future clinical progress of our products depends primarily on the results of each ongoing study. There can be no assurance that a clinical trial will be successful or that the product will gain regulatory approval. For a more complete discussion of the risks and uncertainties associated with completing development of a potential product, see the section entitled "Risk Factors" beginning on page 5.

        In addition to research and development conducted on our own behalf and through collaborations with pharmaceutical partners, our activities since inception (August 7, 1995) have included establishing our offices and research facilities, recruiting personnel, filing patent applications, developing a business strategy and raising capital. To date, we have received only limited revenue, all of which has been from these collaborative research and feasibility arrangements. We intend to continue investing in the further development of our drug delivery technologies and the GR System. We will need to make additional capital investments in laboratories and related facilities. As additional personnel are hired in 2003 and our potential products proceed through the development process, expenses can be expected to continue to increase from their 2002 levels.

        We have generated a cumulative net loss of approximately $76,566,000 for the period from inception through June 30, 2003. Of this loss, $19,817,000 is attributable to our share of the equity in the net loss of DDL. As of September 30, 2003, our capital resources consisted of approximately $15.1 million in cash, cash equivalents and marketable securities. We anticipate that our existing capital resources, together with the net proceeds from this offering, will permit us to meet our capital and operational requirements through at least the next 24 months.

        Our address is 1360 O'Brien Drive, Menlo Park, California 94025, and our telephone number is (650) 462-5900.

RISK FACTORS

        You should carefully consider the following risks and uncertainties, together with all of the other information included in this prospectus, in any prospectus supplement, and in our other filings with the SEC, before you invest in our common stock. Investing in our common stock involves risk. We believe the following are the material risks and uncertainties we face at the present time. If any of the following risks or uncertainties actually occur, our business, financial condition or results of operations could be materially adversely affected. In any case, the trading price of our common stock could decline, and you could lose all or part of your investment. See also, "Special Note Regarding Forward-Looking Statements."

Risks Related to Our Business

We are at an early stage of development and are expecting operating losses in the future.

        To date, we have had no revenues from product sales and only minimal revenues from our collaborative research and development arrangements and feasibility studies. For the six months ended June 30, 2003, we had total revenues of $506,000 and for the years ended December 31, 2000, 2001 and 2002, we had total revenues of $1.8 million in 2000, $3.7 million in 2001 and $1.7 million in 2002. For the six months ended June 30, 2003, we incurred losses of $13.5 million and for the years ended December 31, 2000, 2001 and 2002, we incurred losses of $21.7 million in 2000, $17.6 million in 2001 and $13.5 million in 2002. As we continue our research and development efforts, we anticipate that we will continue to incur substantial operating losses for at least the next two years. Therefore, we expect our cumulative losses to increase.

We will receive future payments from Biovail related to Metformin GR only if Metformin GR is approved by the FDA.

        In May 2002, we entered into an exclusive license agreement with Biovail to manufacture and market Metformin GR, our most advanced product candidate, in the United States and Canada. We are responsible for completing the clinical development of Metformin GR. Biovail will not reimburse us for any of our expenses incurred in connection with the clinical development of Metformin GR. We will not receive any payments from Biovail unless the FDA approves Metformin GR for marketing in the United States, which we do not expect to occur prior to the first half of 2005, if at all. Only if we receive FDA approval of Metformin GR will Biovail be required to make a $25.0 million payment to us. As of June 30, 2003, we expected that the total remaining development costs for Metformin GR would be approximately $8.0 million. If we do not continue funding development costs of Metformin GR, Biovail will have the right to assume development of Metformin GR. In that event, our future payments from Biovail would be materially reduced.

We will need additional capital to support our operations, which may be unavailable or costly.

        As of June 30, 2003, our capital resources consisted of approximately $22.4 million in cash, cash equivalents and marketable securities. Without taking into account any proceeds that we may receive from any offering of shares under this prospectus, we anticipate that our existing capital resources will permit us to meet our capital and operational requirements through at least April 2004. We base this expectation on our current operating plan, which may change as a result of many factors, including the following:

  •
  Greater than expected clinical development costs associated with Ciprofloxacin GR or with our exclusive license with Biovail described above under "—We will receive future payments from Biovail related to Metformin GR only if Metformin GR is approved by the FDA."

  •
  Changes in the focus and direction of our research and development programs that could result in costly additional research and delay the eventual sale of our products.

  •
  Results of clinical testing and the regulatory requirements of the FDA and comparable foreign regulatory agencies that may lead to cash outlays greater than currently expected.

  •
  Results of our product licensing activities.

        Further, our existing capital resources will not be sufficient to fund our operations until such time as we may be able to generate sufficient revenues to support our operations. To the extent that our capital resources are insufficient to meet our future capital requirements, we will have to raise additional funds through the sale of our equity securities or from development and licensing agreements to continue our development programs. We may not be able to raise such additional capital on favorable terms, or at all. If we raise additional capital by selling our equity or convertible debt securities, the issuance of such securities could result in significant dilution of our shareholders' equity positions. If adequate funds are not available, we may have to curtail operations significantly, or obtain funds through entering into collaboration agreements on unattractive terms.

Our quarterly operating results may fluctuate and affect our stock price.

        The following factors will affect our quarterly operating results and may result in a material adverse effect on our stock price:

  •
  variations in revenues obtained from collaborative agreements, including milestone payments, royalties, license fees and other contract revenues;

  •
  our success or failure in entering into further collaborative relationships;

  •
  decisions by collaborative partners to proceed or not to proceed with subsequent phases of the relationship or program;

  •
  the timing of any future product introductions by us or our collaborative partners;

  •
  market acceptance of the GR System;

  •
  regulatory actions;

  •
  adoption of new technologies;

  •
  developments concerning proprietary rights, including patents, infringement allegations and litigation matters;

  •
  the introduction of new products by our competitors;

  •
  manufacturing costs and difficulties;

  •
  results of clinical trials for our products;

  •
  changes in government funding; and

  •
  third-party reimbursement policies.

Our collaborative arrangements may give rise to disputes over ownership of our intellectual property and may adversely affect the commercial success of our products.

        We currently have a collaboration agreement with Biovail to develop Metformin GR. In addition, we have entered into other collaborative arrangements, some of which have been based on less definitive agreements, such as memoranda of understanding, material transfer agreements, options or feasibility agreements and we may not execute definitive agreements formalizing these arrangements. Collaborative relationships are generally complex and may give rise to disputes regarding the relative rights, obligations and revenues of the parties, including the ownership of intellectual property and associated rights and obligations, especially when the applicable provisions have not been fully negotiated. Such disputes can delay collaborative research, development or commercialization of potential products, or can lead to lengthy, expensive litigation or arbitration. The terms of collaborative arrangements may also limit or preclude us from developing products or technologies developed pursuant to such collaborations. Moreover, collaborative arrangements often take considerably longer to conclude than the parties initially anticipate, which could cause us to agree to less favorable agreement terms that delay or defer recovery of our development costs and reduce the funding available to support key programs.

        We may not be able to enter into future collaborative arrangements on acceptable terms, which would harm our ability to commercialize our products. Further, even if we do enter into collaboration arrangements, it is possible that our collaborative partners may not choose to develop and commercialize products using the GR System technologies. Other factors relating to collaborations that may adversely affect the commercial success of our products include:

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  any parallel development by a collaborative partner of competitive technologies or products;

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  arrangements with collaborative partners that limit or preclude us from developing products or technologies;

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  premature termination of a collaboration agreement; or

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  failure by a collaborative partner to devote sufficient resources to the development and commercial sales of products using the GR System.

        Generally, our collaborative arrangements do not restrict our collaborative partners from competing with us or restrict their ability to market or sell competitive products. Our current and any future collaborative partners may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Our collaborative partners may also terminate their collaborative relationships with us or otherwise decide not to proceed with development and commercialization of our products.

We may be unable to protect our intellectual property and may be liable for infringing the intellectual property of others.

        Our success will depend in part on our ability to obtain and maintain patent protection for our technologies and to preserve our trade secrets. Our policy is to file patent applications in the United States and foreign jurisdictions. We currently hold six issued United States patents and fourteen United States patent applications are pending. Additionally, we are currently preparing a series of patent applications representing our expanding technology for filing in the United States and abroad. We have also applied for patents in numerous foreign countries. Some of those countries have granted our applications and other applications are still pending. Our pending patent applications may lack priority over others' applications or may not result in the issuance of patents. Even if issued, our patents may not be sufficiently broad to provide protection against competitors with similar technologies and may be challenged, invalidated or circumvented.

        We also rely on trade secrets and proprietary know-how, which are difficult to protect. We seek to protect such information, in part, through entering into confidentiality agreements with employees, consultants, collaborative partners and others before such persons or entities have access to our proprietary trade secrets and know-how. These confidentiality agreements may not be effective in certain cases, due to, among other things, the lack of an adequate remedy for breach of an agreement or a finding that an agreement is unenforceable. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

        Our ability to develop our technologies and to make commercial sales of products using our technologies also depends on not infringing others' patents or other intellectual property rights. We are not aware of any intellectual property claims against us. However, the pharmaceutical industry has experienced extensive litigation regarding patents and other intellectual property rights. For example, Pfizer has initiated several suits against companies seeking to market formulations of gabapentin that compete with Neurontin, claiming that these formulations of gabapentin infringe Pfizer's patents. The results of this litigation could adversely impact our ability to develop Gabapentin GR. Further, if claims concerning any of our products were to arise and it was determined that these products infringe a third party's proprietary rights, we could be subjected to substantial damages for past infringement. Further, any public announcements related to litigation or interference proceedings initiated or threatened against us, even if such claims are without merit, could cause our stock price to decline.

        We may need to engage in litigation in the future to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. Our issued or licensed patents may not be held valid by a court of competent jurisdiction. Whether or not the outcome of litigation is favorable to us, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns. We may also be required to participate in interference proceedings declared by the United States Patent and Trademark Office for the purpose of determining the priority of inventions in connection with our patent applications or other parties' patent applications. Adverse determinations in litigation or interference proceedings could require us to seek licenses which may not be available on commercially reasonable terms, or at all, or subject us to significant liabilities to third parties.

It is difficult to develop a successful product. If we do not develop a successful product we may not be able to raise additional funds.

        The drug development process is costly, time-consuming and subject to unpredictable delays and failures. Before we or others make commercial sales of products using the GR System, we, our current and any future collaborative partners will need to:

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  conduct clinical tests showing that these products are safe and effective; and

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  obtain regulatory approval from the FDA and foreign regulatory authorities.

        We will have to curtail, redirect or eliminate our product development programs if we or our collaborative partners find that:

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  the GR System has unintended or undesirable side effects; or

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  products that appear promising in preclinical studies do not demonstrate efficacy in larger scale clinical trials.

        Even if our products obtain regulatory approval, successful commercialization would require:

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  market acceptance;

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  cost-effective commercial scale production; and

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  reimbursement under private or governmental health plans.

        Any material delay or failure in the development and commercialization of our potential products, particularly Metformin GR or Ciprofloxacin GR, would adversely impact our financial position and liquidity and would make it difficult for us to raise financing on favorable terms, if at all.

If we are unable to obtain or maintain regulatory approval, we will be limited in our ability to commercialize our products, and our business will be harmed.

        Our lead product candidate, Metformin GR, is currently in pivotal Phase III clinical trials. We intend to file a New Drug Application with the FDA for Metformin GR some time after completion of

Phase III clinical trials, which we expect to occur in the first quarter of 2004. The earliest that we expect to be able to obtain FDA approval to market Metformin GR is in the first half of 2005, if at all.

        In June 2002, we completed a Phase II clinical trial with an internally developed once-daily formulation of the antibiotic drug ciprofloxacin for uncomplicated urinary tract infection. In June 2003, we initiated a Phase III clinical trial for this product, called Ciprofloxacin GR, which we expect to complete in the first quarter of 2004. The earliest that we expect to be able to obtain FDA approval to market Ciprofloxacin GR is in the first half of 2005, if at all.

        The regulatory process is expensive and time consuming. Even after investing significant time and expenditures on clinical trials, we may not obtain regulatory approval of our products. Data obtained from clinical trials are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Significant clinical trial delays would impair our ability to commercialize our products and could allow our competitors to bring products to market before we do. In addition, changes in regulatory policy for product approval during the period of product development and regulatory agency review of each submitted new application may cause delays or rejections. Even if we receive regulatory approval, this approval may entail limitations on the indicated uses for which we can market a product.

        Further, once regulatory approval is obtained, a marketed product and its manufacturer are subject to continual review. The discovery of previously unknown problems with a product or manufacturer may result in restrictions on the product, manufacturer or manufacturing facility, including withdrawal of the product from the market. Manufacturers of approved products are also subject to ongoing regulation, including compliance with FDA regulations governing current good manufacturing practices, or cGMP. Failure to comply with manufacturing regulations can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

The approval process outside the United States is uncertain and may limit our ability to develop, manufacture and sell our products internationally.

        To market any of our products outside of the United States, we and our collaborative partners are subject to numerous and varying foreign regulatory requirements, implemented by foreign health authorities, governing the design and conduct of human clinical trials and marketing approval for drug products. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country, nor does the approval by foreign health authorities ensure approval by the FDA.

If we are unable to obtain acceptable prices or adequate reimbursement for our products from third-party payors, we will be unable to generate significant revenues.

        In both domestic and foreign markets, sales of our product candidates will depend in part on the availability of adequate reimbursement from third-party payors such as:

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  government health administration authorities;

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  private health insurers;

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  health maintenance organizations;

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  pharmacy benefit management companies; and

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  other healthcare-related organizations.

        If reimbursement is not available for our product candidates, demand for these products may be limited. Further, any delay in receiving approval for reimbursement from third-party payors would have an adverse effect on our revenues. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, including pharmaceuticals. Our product candidates may not be considered cost effective, and adequate third-party reimbursement may be unavailable to enable us to maintain price levels sufficient to realize an acceptable return on our investment.

        Federal and state governments in the United States and foreign governments continue to propose and pass new legislation designed to contain or reduce the cost of healthcare. Existing regulations affecting pricing may also change before any of our product candidates are approved for marketing. Cost control initiatives could decrease the price that we receive for any product we may develop in the future.

We may not be able to compete successfully in the pharmaceutical product and drug delivery system industries.

        Other companies that have oral drug delivery technologies competitive with the GR System include Bristol-Myers Squibb, ALZA Corporation (a subsidiary of Johnson & Johnson), Elan Corporation, plc, SkyePharma plc, Biovail Corporation, Flamel Technologies S.A. and Andrx Corporation, all of which are developing oral tablet products designed to release the incorporated drugs over time. Each of these companies has patented technologies with attributes different from ours, and in some cases with different sites of delivery to the gastrointestinal tract.

        Bristol-Myers is currently marketing a sustained release formulation of metformin, Glucophage XR, with which Metformin GR will compete. The limited license that Bristol-Myers obtained from us under our November 2002 settlement agreement extends to certain current and internally-developed future products, which may increase the likelihood that we will face competition from Bristol-Myers in the future on products in addition to Metformin GR. Andrx Corporation has submitted both an Abbreviated New Drug Application, or ANDA, and a New Drug Application, or NDA, with the FDA for a controlled-release metformin product, and Flamel Technologies has a controlled-release metformin product in clinical trials. Bayer Corporation is currently marketing a once-daily ciprofloxacin product for the treatment of uncomplicated urinary tract infection and has recently received approval to market the product for complicated urinary tract infection. There may be other companies developing products competitive with Metformin GR and Ciprofloxacin GR of which we are unaware.

        The competitive situation with respect to Gabapentin GR is complex and uncertain given the current regulatory and intellectual property status of gabapentin, which is currently marketed by Pfizer as Neurontin for adjunctive therapy for epileptic seizures and for postherpetic pain. Pfizer's basic United States patents relating to Neurontin have expired, and seven companies are seeking or have received FDA approval for generic versions of the drug. To our knowledge, we are the only company currently developing a sustained release formulation of furosemide for the United States market, but other companies have published research data indicating that products may be developed that are competitive with Furosemide GR.

        Competition in pharmaceutical products and drug delivery systems is intense. We expect competition to increase. Competing technologies or products developed in the future may prove superior to the GR System or products using the GR System, either generally or in particular market segments. These developments could make the GR System or products using the GR System noncompetitive or obsolete.

        All of our principal competitors have substantially greater financial, marketing, personnel and research and development resources than we do. In addition, many of our potential collaborative partners have devoted, and continue to devote, significant resources to the development of their own drug delivery systems and technologies.

We depend on third parties for manufacturing of our products. Failure by these third parties would result in lost revenue.

        Although we have established internal manufacturing facilities to manufacture supplies for our Phase I and Phase II clinical trials, we do not have, and we do not intend to establish in the foreseeable future, internal commercial scale manufacturing capabilities. Rather, we intend to use the facilities of third parties to manufacture products for Phase III clinical trials and commercialization. Our dependence on third parties for the manufacture of products using the GR System may adversely affect our ability to deliver such products on a timely or competitive basis. Although we have made arrangements for the third party manufacture of Metformin GR, there may not be sufficient manufacturing capacity available to us when, if ever, we are ready to seek commercial sales of other products using the GR System. The manufacturing processes of our third party manufacturers may be found to violate the proprietary rights of others. If we are unable to contract for a sufficient supply of required products on acceptable terms, or if we encounter delays and difficulties in our relationships with manufacturers, the market introduction and commercial sales of our products will be delayed, and our revenue will suffer.

        Applicable cGMP requirements and other rules and regulations prescribed by foreign regulatory authorities will apply to the manufacture of products using the GR System. We will depend on the manufacturers of products using the GR System to comply with cGMP and applicable foreign standards. Any failure by a manufacturer of products using the GR System to maintain cGMP or comply with applicable foreign standards could delay or prevent their initial or continued commercial sale.

We could become subject to product liability litigation and may not have adequate insurance to cover product liability claims.

        Our business involves exposure to potential product liability risks that are inherent in the production and manufacture of pharmaceutical products. We have obtained product liability insurance for clinical trials currently underway, but:

  •
  we may not be able to obtain product liability insurance for future trials;

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  we may not be able to maintain product liability insurance on acceptable terms;

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  we may not be able to secure increased coverage as the commercialization of the GR System proceeds; or

  •
  our insurance may not provide adequate protection against potential liabilities.

        Our inability to obtain adequate insurance coverage at an acceptable cost could prevent or inhibit the commercialization of our products. Defending a lawsuit would be costly and significantly divert management's attention from conducting our business. If third parties were to bring a successful product liability claim or series of claims against us for uninsured liabilities or in excess of insured liability limits, our business, financial condition and results of operations could be materially harmed.

Business interruptions could limit our ability to operate our business.

        Our operations are vulnerable to damage or interruption from computer viruses, human error, natural disasters, telecommunications failures, intentional acts of vandalism and similar events. In particular, our corporate headquarters are located in the San Francisco Bay area, which is known for seismic activity. We have not established a formal disaster recovery plan, and our back-up operations and our business interruption insurance may not be adequate to compensate us for losses that occur. A significant business interruption could result in losses or damages incurred by us and require us to cease or curtail our operations.

If we cannot meet the American Stock Exchange's requirements for continued listing, the American Stock Exchange may delist our common stock, which would negatively impact the price of our common stock and our ability to sell our common stock.

        Our common stock is listed on the American Stock Exchange, or AMEX. The AMEX rules provide that the AMEX will consider delisting when a company has, among other things, (a) sustained losses in two of its three most recent fiscal years and has shareholders' equity of less than $2,000,000, or (b) sustained losses in three of its four most recent fiscal years and has shareholders' equity of less than $4,000,000. In June 2002, the AMEX notified us that we did not satisfy these criteria and agreed to continue our listing if we submitted an acceptable plan to regain compliance with the AMEX continued listing standards by January 2004. In July 2002, we submitted our plan, which the AMEX approved in September 2002. To comply with this plan we will need to have shareholders' equity in excess of $4,000,000 for two consecutive quarters.

        As a result of the modifications of our joint venture arrangements with Elan in September 2003, we expect to have shareholders' equity in excess of $4,000,000 for the quarter ending September 30, 2003. However, we may not meet the minimum shareholders' equity criteria for the next quarter. The AMEX will continue to monitor our progress towards achieving the goals set forth in the plan and may institute delisting proceedings if we fail to make progress consistent with the terms of the approved plan. If we are delisted, it would be far more difficult for our shareholders to trade in our securities and more difficult to obtain accurate, current information concerning market prices for our securities. The possibility that our securities may be delisted may also adversely affect our ability to raise additional financing.

If our common stock is delisted from the American Stock Exchange, we may be subject to the risks relating to penny stock.

        A penny stock is defined generally as any non-exchange listed equity security that has a market price of less than $5.00 per share, subject to certain exceptions. The closing price of our common stock on October 22, 2003 was $5.86. If our common stock were to be delisted from trading on the AMEX and the trading price of the common stock were to fall below $5.00 per share on or after the date the common stock was delisted, trading in such securities would also be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. These rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally institutions. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of such securities and the ability of purchasers to sell our securities in the secondary market.

If we lose our key personnel or are unable to attract and retain key management and operating personnel, we may be unable to pursue our product development and commercialization efforts.

        Our success is dependent in large part upon the continued services of John W. Fara, Ph.D., our President and Chief Executive Officer, and other members of our executive management team, and on our ability to attract and retain key management and operating personnel. We do not have agreements with Dr. Fara or any of our other executive officers that provide for their continued employment with us. Management, scientific and operating personnel are in high demand in our industry and are often subject to competing offers. The loss of the services of one or more members of management or key employees or the inability to hire additional personnel as needed could result in delays in the research, development and commercialization of our potential product candidates.

Our advisors may have conflicting obligations to other entities that could result in intellectual property disputes between us and those entities.

        Two groups (the Policy Advisory Board and Development Advisory Board) advise us on business and scientific issues and future opportunities. Certain members of our Policy Advisory Board and Development Advisory Board work full-time for academic or research institutions. Others act as consultants to other companies. In addition, except for work performed specifically for us and at our direction, any inventions or processes discovered by such persons will be their own intellectual property or that of their institutions or other companies. Further, invention assignment agreements signed by such persons in connection with their relationships with us may be subject to the rights of their primary employers or other third parties with whom they have consulting relationships. If we desire access to inventions that are not our property, we will have to obtain licenses to such inventions from these institutions or companies. We may not be able to obtain these licenses on commercially reasonable terms, if at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the documents incorporated by reference in this prospectus, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, those relating to:

  •
  results and timing of our clinical trials, including the results of the Metformin GR and Ciprofloxacin GR trials and publication of those results;

  •
  our expectations regarding obtaining FDA approval to market our products;

  •
  our intent to continue investing in our technologies, the GR System and our facilities;

  •
  our ability to obtain a marketing partner for Ciprofloxacin GR or our other products;

  •
  our expectations regarding the level of our future research and development expenses;

  •
  our plans to retain marketing or co-marketing rights to certain of our product candidates;

  •
  our plans or ability to develop other product candidates; and

  •
  our expectations to receive research and development funding, payments, fees and royalties through our collaborations.

        Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in the "Risk Factors" section and elsewhere in this prospectus. We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

USE OF PROCEEDS

        We will retain broad discretion over the use of the net proceeds from the sale of our common stock offered hereby. Except as described in any prospectus supplement, we currently anticipate using the net proceeds from the sale of our common stock hereby primarily for:

  •
  clinical trials;

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  research and development expenses;

  •
  marketing and sales expenses; and

  •
  general and administrative expenses.

        The amounts and timing of the expenditures may vary significantly depending on numerous factors, such as the progress of our research and development efforts, technological advances and the competitive environment for our products. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. Although we have no specific arrangements with respect to acquisitions, we evaluate acquisition opportunities and engage in related discussions from time to time.

        Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

PLAN OF DISTRIBUTION

        We may sell the common stock:

  •
  to or through one or more underwriters or dealers;

  •
  directly to purchasers, through agents; or

  •
  through a combination of any of these methods of sale.

        We may distribute the common stock:

  •
  from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time;

  •
  at market prices prevailing at the times of sale;

  •
  at prices related to such prevailing market prices; or

  •
  at negotiated prices.

        We will describe the method of distribution of the common stock in the applicable prospectus supplement.

        We may determine the price or other terms of the common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

        Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of the common stock). In addition, underwriters may sell common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agent. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act of 1933, as amended. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each applicable prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. However, the maximum commission or discount to be received by any independent broker-dealer or any member of the National Association of Securities Dealers, Inc. will not be greater than 8% of the proceeds from the sale of shares offered pursuant to a prospectus supplement.

        We may enter into agreements that provide for indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or for contribution with respect to payments made by the underwriters, dealers or agents and to reimburse these persons for certain expenses.

        We may grant underwriters who participate in the distribution of the common stock an option to purchase additional shares of common stock to cover over-allotments, if any, in connection with the distribution. Underwriters or agents and their associates may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

        In connection with the offering of the common stock, certain underwriters and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase common stock for the purpose of stabilizing its market price.

        The underwriters in an offering of the common stock may also create a "short position" for their account by selling more common stock in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing common stock in the open market or by exercising any over-allotment option granted to them by us. In addition, any managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the common stock that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon by Heller Ehrman White & McAuliffe LLP, San Diego, California. Julian N. Stern, the sole shareholder of a professional corporation which was a partner of a predecessor of Heller Ehrman White & McAuliffe LLP, is a director and Secretary of the company. Mr. Stern beneficially owns 127,083 shares of our common stock. Other attorneys at Heller Ehrman White & McAuliffe LLP involved in the representation of the company beneficially own 6,500 shares of our common stock.

EXPERTS

        The financial statements of Depomed, Inc. appearing in Depomed, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. You may also read and copy, at prescribed rates, any document we file with the Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Securities and Exchange Commission's Public Reference Room.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The following documents previously filed by us with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, are hereby incorporated by reference in this prospectus and made a part hereof:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the SEC on March 31, 2003;

  •
  Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003, as filed with the SEC on May 15, 2003 and August 14, 2003, respectively;

  •
  Our Current Report on Form 8-K, as filed with the SEC on April 25, 2003;

  •
  Our Current Report on Form 8-K, as filed with the SEC on September 22, 2003; and

  •
  The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on October 27, 1997 under the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description.

        All documents filed with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.

        Upon written or oral request, we will provide without charge to each person to whom a copy of the prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

  Depomed, Inc., 1360 O'Brien Drive, Menlo Park, California 94025,
  Attention: John F. Hamilton, Chief Financial Officer, telephone: (650) 462-5900.

        We have authorized no one to provide you with any information that differs from that contained in this prospectus or in any prospectus supplement. Accordingly, you should only rely on the information contained or incorporated by reference in this prospectus or any prospectus supplement. You should not assume that the information in this prospectus is accurate as of any date other than the date of the front cover of this prospectus.

6,500,000 Shares
Common Stock

Thomas Weisel Partners LLC
CIBC World Markets
Punk, Ziegel & Company

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PROSPECTUS SUPPLEMENT SUMMARY
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
DILUTION
MANAGEMENT
UNDERWRITING
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION

ABOUT THIS PROSPECTUS
ABOUT DEPOMED
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE